QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2013, 2012 and 2011

(Stated in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders of
Qwick Media Inc.
(A Development Stage Company)

We have audited the accompanying consolidated balance sheets of Qwick Media Inc. (a development stage company) and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2013, and for the period from October 5, 2000 (date of inception) to December 31, 2013, and stockholders’ (deficiency) equity for the period from October 5, 2000 (date of inception) to December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qwick Media Inc. and subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2013, and for the period from October 5, 2000 (date of inception) to December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has negative cash flows, has a stockholders’ deficiency and is dependent upon obtaining adequate financing to fulfil its development activities and upon future profitable operations. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada	“Morgan LLP”
April 25, 2014	Chartered Accountants

PO Box 10007, 1488 – 700 West Georgia Street, Vancouver,
British Columbia, Canada V7Y 1A1
Tel: (604) 687 – 5841 Fax: (604) 687 – 0075 Email: info@morganllp.com

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	DECEMBER 31,
	2013	2012

ASSETS

Current
Cash	$241,327	$143,280
Receivables	182,262	152,922
Inventory	230,593	344,208
Prepaid expenses	2,161	889
Total Current Assets	656,343	641,299

Property and Equipment	37,077	80,338

Total Assets	$693,420	$721,637

LIABILITIES

Current
Accounts payable and accrued liabilities	$124,805	$174,393
Due to related parties	4,529,913	2,073,960
Accrued dividends payable	430,035	227,241
Total Liabilities	5,084,753	2,475,594

Redeemable Preferred Stock	2,027,945	2,027,945

STOCKHOLDERS’ DEFICIENCY

Common Stock
Authorized: 400,000,000 common shares, $0.001 par value; 100,000,000 preferred shares, $0.001 par value, and series as determined by directors. Issued: 71,128,456 common shares at December 31, 2013 and 2012	71,128	71,128

Additional Paid-in Capital	4,835,551	4,826,099

Deficit Accumulated During The Development Stage	(11,325,957)	(8,679,129)
Total Stockholders’ Deficiency	(6,419,278)	(3,781,902)

Total Liabilities and Stockholders’ Deficiency	$693,420	$721,637

Going Concern, Commitments and Contractual Obligations (Notes 1 and 8)

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)

				PERIOD FROM
				DATE OF
				INCEPTION
				(OCTOBER 5,
				2000) TO
	YEARS ENDED DECEMBER 31,			DECEMBER 31,
	2013	2012	2011	2013

Revenue	$110,553	$146,619	$84,145	$350,186

Expenses
Advertising and promotion	13,402	89,126	149,372	258,328
Amortization	43,620	42,918	26,284	113,118
Consulting fees	32,075	94,880	277,825	490,437
Filing fees	12,839	11,730	13,997	55,584
Foreign exchange	84,791	(17,380)	8,252	399,422
Interest and bank charges	208,076	210,352	56,147	688,619
Inventory costs	254,342	25,062	−	279,404
Management fees	241,701	256,962	242,326	1,028,782
Mineral property exploration expenditures	−	−	−	8,500
Mineral property option payments	−	−	−	3,428
Office and administrative	271,134	403,223	527,438	1,242,786
Oil and gas property exploration expenditures	−	−	−	202,686
Professional fees	192,171	159,262	98,617	896,622
Rent	221,568	203,931	178,706	643,092
Salaries, wages and benefits	1,091,594	1,675,220	1,135,857	4,348,505
Software development costs	−	−	442,579	638,660
Travel	90,068	124,285	102,744	378,170
Total Expenses	2,757,381	3,279,571	3,260,144	11,676,143

Net Loss For The Period	$(2,646,828)	$(3,132,952)	(3,175,999)	$(11,325,957)

Basic And Diluted Loss Per Common Share	$(0.04)	$(0.04)	$(0.05)

Weighted Average Number Of Common Shares Outstanding	71,128,000	71,128,000	61,940,000

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

								PERIOD FROM DATE
								OF INCEPTION
								(OCTOBER 5, 2000) TO
		YEARS ENDED DECEMBER 31,						DECEMBER 31,
		2013		2012		2011		2013
Cash Flows (Used In) Provided By:

Operating Activities
Net loss for the period		$(2,646,828)		$(3,132,952)		$(3,175,999)		$(11,325,957)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization		43,620		42,918		26,284		113,118
Foreign exchange on debt settlement		−		−		−		226,512
Stock-based compensation		9,452		81,178		195,399		286,029
Changes in operating assets and liabilities:
Receivables		(29,699)		(49,680)		(330,875)		(460,034)
Prepaid expenses		(1,271)		48,621		(49,510)		(2,161)
Inventory		113,615		(47,826)		(179,294)		(230,593)
Due to related parties		2,455,953		2,243,364		109,309		5,540,844
Accrued dividends payable		202,794		203,350		23,891		430,035
Accounts payable and accrued liabilities		(49,589)		62,562		74,252		447,423
Net cash provided by (used in) operating activities		98,047		(548,465)		(3,306,543)		(4,974,784)
Investing Activities
Subsidiary cash upon acquisition		−		−		−		15,465
Purchase of property and equipment		−		(36,830)		(59,732)		(138,434)
Net cash (used in) investing activities		−		(36,830)		(59,732)		(122,969)

Financing Activities
Proceeds from share issuances		−		−		1,217,002		2,678,002
Proceeds from notes payable		−		−		1,000,000		1,661,078
Proceeds from preferred shares		−		−		1,000,000		1,000,000
Net cash provided by financing activities		−		−		3,217,002		5,339,080
Net Increase (Decrease) In Cash		98,047		(585,295)		(149,273)		241,327
Cash, Beginning Of Period		143,280		728,575		877,848		−

Cash, End Of Period		$241,327		$143,280		$728,575		$241,327

Non-cash Financing Activities
Common stock issued to settle debt	$	−	$	−		$403,211		$984,841

Supplemental Disclosure of Cash Flow Information
Interest paid	$	−	$	−	$	−	$	−
Income taxes paid	$	−	$	−	$	−	$	−

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIENCY) EQUITY
PERIOD FROM DATE OF INCEPTION (OCTOBER 5, 2000) TO DECEMBER 31, 2013
(Stated in U.S. Dollars)

	COMMON STOCK					DEFICIT
	NUMBER					ACCUMULATED
	OF		ADDITIONAL		SHARE	DURING THE	CUMULATIVE
	COMMON	PAR	PAID-IN		SUBSCRIPTIONS	DEVELOPMENT	TRANSLATION
	SHARES	VALUE	CAPITAL		RECEIVED	STAGE	ADJUSTMENT	TOTAL

Balance, October 5, 2000			-	$		-	$-	$-

November 2000 - Shares issued for cash at $0.001	6,500,000	6,500	-		-	-	-	6,500
November 2000 - Shares issued for cash at $0.01	6,000,000	6,000	54,000		-	-	-	60,000
December 2000 - Shares issued for cash at $0.25	38,000	38	9,462		-	-	-	9,500
Translation adjustment	-	-	-		-	-	660	660
Net loss for the period	-	-	-		-	(7,310)	-	(7,310)
Balance, December 31, 2000	12,538,000	12,538	63,462		-	(7,310)	660	69,350
Translation adjustment	-	-	-		-	-	(752)	(752)
Net loss for the year	-	-	-		-	(54,811)	-	(54,811)
Balance, December 31, 2001	12,538,000	12,538	63,462		-	(62,121)	(92)	13,787
Translation adjustment	-	-	-		-	-	16	16
Net loss for the year	-	-	-		-	(24,972)	-	(24,972)
Balance, December 31, 2002	12,538,000	12,538	63,462		-	(87,093)	(76)	(11,169)
Translation adjustment	-	-	-		-	-	(205)	(205)
Net loss for the year	-	-	-		-	(271,508)	-	(271,508)
Balance, December 31, 2003	12,538,000	12,538	63,462		-	(358,601)	(281)	(282,882)
Translation adjustment	-	-	-		-	-	281	281
Net loss for the year	-	-	-		-	(72,049)	-	(72,049)
Balance, December 31, 2004	12,538,000	12,538	63,462		-	(430,650)	-	(354,650)
Net loss for the year	-	-	-		-	(49,562)	-	(49,562)
Balance, December 31, 2005	12,538,000	12,538	63,462		-	(480,212)	-	(404,212)
Net loss for the year	-	-	-		-	(67,488)	-	(67,488)
Balance, December 31, 2006	12,538,000	12,538	63,462		-	(547,700)	-	(471,700)
Net loss for the year	-	-	-		-	(74,191)	-	(74,191)
Balance, December 31, 2007	12,538,000	12,538	63,462		-	(621,891)	-	(545,891)
Net loss for the year	-	-	-		-	(104,412)	-	(104,412)
Balance, December 31, 2008	12,538,000	12,538	63,462		-	(726,303)	-	(650,303)
September 2009 - Shares issued for settling debt at $0.015	38,775,366	38,775	542,855		-	-	-	581,630
Shares issued pursuant to share exchange agreement (Note 1)	4,789,035	4,789	953,018		-	(190,387)	-	767,420
Net loss for the year	-	-	-		-	(351,291)	-	(351,291)
Balance, December 31, 2009	56,102,401	56,102	1,559,335		-	(1,267,981)	-	347,456
Share subscriptions received	-	-	-		1,385,000	-	-	1,385,000
Net loss for the year	-	-	-		-	(1,102,197)	-	(1,102,197)
Balance, December 31, 2010	56,102,401	56,102	1,559,335		1,385,000	(2,370,178)	-	630,259
Shares issued for cash at $0.20	13,010,000	13,010	2,588,992		(1,385,000)	-	-	1,217,002
Shares issued for settling debt at $0.20	2,016,055	2,016	401,195		-	-	-	403,211
Stock-based compensation	-	-	195,399		-	-	-	195,399
Net loss for the year	-	-	-		-	(3,175,999)	-	(3,175,999)
Balance, December 31, 2011	71,128,456	71,128	4,744,921		-	(5,546,177)	-	(730,128)
Stock-based compensation	-	-	81,178		-	-	-	81,178
Net loss for the year	-	-	-		-	(3,132,952)	-	(3,132,952)
Balance, December 31, 2012	71,128,456	71,128	4,826,099		-	(8,679,129)	-	(3,781,902)
Stock-based compensation	-	-	9,452		-	-	-	9,452
Net loss for the year	-	-	-		-	(2,646,828)	-	(2,646,828)
Balance, December 31, 2013	71,128,456	$71,128	$4,835,551		$-	$(11,325,957)	$-	$(6,419,278)

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Stated in U.S. Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

	a)	Organization

Qwick Media Inc. (“the Company”) is governed by the corporate laws of the Cayman Islands. It is currently a reporting issuer in the Province of British Columbia, Canada. Principal executive offices are located in Vancouver, British Columbia, Canada. The registered office is in the Cayman Islands.

The Company was incorporated on October 5, 2000 under the laws of the State of Nevada. Effective June 26, 2006, it re-domiciled from the State of Nevada to the State of Washington. Effective July 7, 2009, it re-domiciled from the State of Washington to the State of Wyoming for the sole purpose of effecting a continuance to the Cayman Islands. Effective July 28, 2009, the Company re-domiciled to the Cayman Islands and became a foreign private issuer with the US Securities and Exchange Commission (“SEC”).

On October 6, 2009, the Company changed its name from “Tuscany Mineral, Ltd.” to “Tuscany Minerals Ltd.”. On June 22, 2010, the Company changed its name to “Qwick Media Inc.”

On January 28, 2011, the Company completed the acquisition of Qeyos Ad Systems Inc. (“Qeyos”), pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one share of common stock for each common share of Qeyos. As a result of the acquisition of the Qeyos shares, the Company ceased to be a shell company and is now in the business of developing interactive proprietary software, intellectual property and hardware.

For accounting purposes, the acquisition was accounted for at historical carrying values in a manner similar to the pooling of interests method since the chief executive officer and controlling shareholder of the Company was also the chief executive officer and controlling shareholder of Qeyos. Transfers or exchanges of equity instruments between entities under common control are recorded at the carrying amount of the transferring entity at the date of transfer and fair value, goodwill or other intangible asset adjustments are not recorded. Our consolidated financial statements and reported results of operations reflect these carryover values, and our reported results of operations and stockholders’ equity have been retroactively restated for all periods presented to reflect the results of operations of Qeyos and the Company as if the acquisition had occurred on September 30, 2009, the date the Company and Qeyos commenced common control.

On April 19, 2011, the Company incorporated Wuxi Xun Fu Information Technology Co., Ltd. in China, a wholly-owned subsidiary of the Company.

For all periods presented, all significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.

	b)	Development Stage Activities

The Company had been in the exploration stage since its formation and had not realized any revenues during the exploration stage. The Company had previous exploration activities in the natural gas and oil business in 2003 and in the acquisition and exploration of mining properties prior to 2003. As at December 31, 2010, the Company was an inactive shell company.

On January 28, 2011, the Company acquired Qeyos Ad Systems Inc., which is in the business of developing and customizing software and hardware for use in digital media kiosks. Accordingly, the Company ceased to be an inactive shell company and became a development stage company.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Stated in U.S. Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN (Continued)

	c)	Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

As shown in the accompanying consolidated financial statements, the Company has incurred accumulated losses of $11,325,957 for the period from October 5, 2000 (date of inception) to December 31, 2013. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations. Management has plans to seek additional capital financing through private placement and a public offering of the Company’s common stock and from the issuance of promissory notes. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), and are expressed in US dollars. These consolidated financial statements include the accounts of the Company and the accounts of the Company’s wholly owned subsidiaries, Qeyos Ad Systems Inc., incorporated in Canada, and Wuxi Xun Fu Information Technology Co., Ltd., incorporated in China. The Company’s fiscal year-end is December 31. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

	a)	Cash and Cash Equivalents

Cash consists of cash on deposit with high quality major financial institutions. The carrying amounts approximated fair market value due to the liquidity of these deposits. For purposes of the balance sheets and statements of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2013 and 2012.

	b)	Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Management evaluates estimates and judgments on an ongoing basis. Actual results could differ from these estimates. The significant areas requiring management’s estimates and assumptions include the fair value of shares issued to settle debt, stock based compensation, valuation of receivables and inventory, estimated life, amortization rates and impairment of long-lived assets, valuation allowance for income tax purposes, and fair value measurement of financial instruments.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	c)	Revenue Recognition

The Company recognizes revenue when all of the following criteria are met: (1) the Company has evidence of an arrangement with a customer; (2) the Company delivers the specified products; (3) license agreement terms are fixed or determinable and free of contingencies or uncertainties that may alter the agreement such that it may not be complete and final; and (4) collection is probable.

	d)	Software Development Costs

The Company accounts for software development costs in accordance with ASC 985-20, Software - Cost of Software to Be Sold, Leased, whereby costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established and all research and development activities for the other components of the product or processes have been completed, at which time any additional costs are capitalized.

To December 31, 2013, software development costs, comprised of salaries, wages and benefits, have been charged to operations as the research and development activities for other components of the product and processes have not been completed.

In accordance with ASC 985-705, software modification costs, comprised of salaries, wages and benefits, to satisfy hardware upgrades and changes in system configurations, are expensed as incurred.

	e)	Inventory

Inventory is recorded at the lower of cost or market with cost being determined on the weighted average method. When required, a provision is made to reduce excess and obsolete inventory to estimated net realizable value. The net realizable value of inventory is generally considered to be the selling price in the ordinary course of business less the estimated costs of completion and estimated costs to make the sale. Inventory consists of computers, general, monitors, printers, modems, and parts and enclosures.

	f)	Equipment and Amortization

Equipment is recorded at cost and amortized using the declining-balance and straight-line method at rates determined to estimate the useful lives of the assets. The annual rates used in calculating amortization are as follows:

Computer hardware	30% straight-line
Computer software	50% declining-balance
Office furniture	20% declining-balance
Equipment	30% declining-balance
Leasehold improvements	straight-line over the term of the lease

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	g)	Foreign Currency Translation

The Company’s functional currency is the U.S. dollar. Transactions in foreign currency are translated in accordance with ASC Topic 830, Foreign Currency Matters, into U.S. dollars and reporting as follows:

i)	monetary items at the exchange rate prevailing at the balance sheet date;

ii)	non-monetary items at the historical exchange rate;

iii)	revenue and expense at the average exchange rate in effect during the applicable accounting period.

Gains and losses on foreign currency transactions are reported in the statements of operations.

h)	Basic and Diluted Loss Per Share

The Company computes loss per share in accordance with ASC 260, Earnings Per Share. Under these provisions, basic loss per share is computed using the weighted average number of common stock outstanding during the periods. Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period. As the Company generated net losses in the periods presented, the basic and diluted loss per share is the same as the exercise of options or warrants would be anti-dilutive.

i)	Fair Value of Financial Instruments

ASC 820, Fair Value Measurements and Disclosures and ASC 825, Financial Instruments establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers are:

•	Level 1 – defined as observable inputs such as quoted prices in active markets;

•	Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•	Level 3 – defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Cash consists of cash on deposit with a high quality major financial institution. The carrying cost approximates fair value due to the liquidity of these deposits. The carrying amounts of other financial assets and liabilities comprising accounts payable and accrued liabilities, due to related parties, were a reasonable approximation of their fair value.

j)	Income Taxes

The Company has adopted ASC 740, Income Taxes. This standard requires the use of an asset and liability approach for financial accounting, and reporting on income taxes. Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	k)	Asset Impairment

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable, pursuant to guidance established in ASC 360-50, Impairment or Disposal of Long-lived Assets. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. If impairment is deemed to exist, assets are written down to fair value.

	l)	Comprehensive Loss

ASC 220, Comprehensive Income establishes standards for the reporting and display of comprehensive items in the consolidated financial statements. As at December 31, 2013, 2012 and 2011, the Company had no items that represent a comprehensive income or loss and, therefore, has not included a statement of comprehensive loss in the consolidated financial statements.

	m)	Equity Instruments

In situations where common shares are issued and the fair value of the goods or services received is not readily determinable, the fair value of the common shares is used to measure and record the transaction. The fair value of the common shares issued in exchange for the receipt of goods and services is based on the stock price as of the earliest of:

i)	the date at which the counterparty’s performance is complete;

ii)	the date at which a commitment for performance by the counterparty to earn the common shares is reached; or

iii)	the date at which the common shares are issued if they are fully vested and non-forfeitable at that date.

The Company has a stock-based compensation plan which is described more fully in Note 6. The Company measures the compensation cost of stock options and other stock-based awards to employees and directors at fair value at the grant date and recognizes compensation expense over the requisite service period for awards expected to vest. Except for transactions with employees and directors, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received, or the fair value of the equity instruments issued, whichever is more reliably measurable. Additionally, the Company has determined that the dates used to value the transaction are either:

i)	The date at which a commitment for performance by the counter party to earn the equity instruments is established; or

ii)	The date at which the counter party’s performance is complete.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	n)	Recent Accounting Pronouncements

In November 2011, ASC guidance was issued related to disclosures about offsetting assets and liabilities. The new standard requires disclosures to allow investors to better compare financial statements prepared under U.S GAAP with financial statements prepared under IFRS. The update is effected for the Company’s fiscal year beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. In January 2013, ASC guidance was issued to clarify that the disclosure requirements are limited to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (i) offset in the financial statements or (ii) subject to an enforceable master netting arrangement or similar agreement. The Company’s January 1, 2013 adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

In January 2013, the FASB issued ASU No. 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarifies which instruments and transactions are subject to the offsetting disclosure requirements originally established by ASU 2011-11. The new ASU addresses preparer concerns that the scope of the disclosure requirements under ASU 2011-11 was overly broad and imposed unintended costs that were not commensurate with estimated benefits to financial statement users. In choosing to narrow the scope of the offsetting disclosures, the Board determined that it could make them more operable and cost effective for preparers while still giving financial statement users sufficient information to analyze the most significant presentation differences between financial statements prepared in accordance with U.S. GAAP and those prepared under IFRS. Like ASU 2011-11, the amendments in this update will be effective for fiscal periods beginning on or after January 1, 2013. The Company’s January 1, 2013 adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued ASU No. 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. The amendments in ASU 2013-04 provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this Update is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this Update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments in this standard are effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company does not expect the adoption of the pronouncement to have a material effect on its consolidated financial statements.

In April 2013, the FASB issued ASU No. 2013-07, Presentation of Financial Statements (Top 205): Liquidation Basis of Accounting. The objective of ASU No. 2013-07 is to clarify when an entity should apply the liquidation basis of accounting and to provide principles for the measurement of assets and liabilities under the liquidation basis of accounting, as well as any required disclosures. The amendments in this standard is effective prospectively for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. The Company does not expect the adoption of the pronouncement to have a material effect on its consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	n)	Recent Accounting Pronouncements (Continued)

In March 2013, ASC guidance was issued related to Foreign Currency Matters to clarify the treatment of cumulative translation adjustments when a parent sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity. The updated guidance also resolves the diversity in practice for the treatment of business combinations achieved in stages in a foreign entity. The update is effective prospectively for the Company’s fiscal year beginning January 1, 2014. The Company does not expect the updated guidance to have an impact on the consolidated financial position, results of operations or cash flows.

In July 2013, ASC guidance was issued related to the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. The updated guidance requires an entity to net its unrecognized tax benefits against the deferred tax assets for net operating loss carryforwards, similar tax losses, or tax credit carryforwards in the same jurisdiction. A gross presentation will be required only if such carryforwards are not available or would not be used by the entity to settle any additional income taxes resulting from disallowance of the uncertain tax position. The update is effective prospectively for the Company’s fiscal year beginning January 1, 2014. The Company does not expect the updated guidance to have an impact on the consolidated financial position, results of operations or cash flows.

3.	INVENTORY

	2013	2012

Computers	$45,382	$2,765
Monitors	114,126	31,146
Printers	15,880	−
Parts and enclosures	31,426	291,301
General	23,779	18,996
	$230,593	$344,208

During the year, the Company recorded inventory write-down in the amount of $217,719 (2012 - $Nil).

4.	PROPERTY AND EQUIPMENT

	2013

		Accumulated	Net Book
	Cost	Amortization	Value

Computer hardware	$38,713	$30,524	$8,189
Computer software	1,324	1,286	38
Office furniture	21,012	12,875	8,137
Equipment	41,882	24,610	17,272
Leasehold improvements	47,628	44,187	3,441

	$150,559	$113,482	$37,077

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Stated in U.S. Dollars)

4.	PROPERTY AND EQUIPMENT (Continued)

	2012

		Accumulated	Net Book
	Cost	Amortization	Value

Computer hardware	$38,713	$19,569	$19,144
Computer software	1,324	1,182	142
Office furniture	21,012	6,926	14,086
Equipment	41,882	13,257	28,625
Leasehold improvements	47,628	29,287	18,341

	$150,559	$70,221	$80,338

5.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

For the year ended December 31, 2013, the Company carried out a number of transactions with related parties in the normal course of business. These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing at December 31, 2013 that are not otherwise disclosed elsewhere:

	a)	The Company paid management fees of $240,210 (2012 - $256,858; 2011 - $256,327) to companies controlled by officers for the year ended December 31, 2013.

	b)	The Company recorded stock-based compensation of $3,972 (2012 - $50,004; 2011 - $131,118) as consulting fees paid to directors and officers for the year ended December 31, 2013.

c)

As of December 31, 2013, amounts owing to related parties consists of $4,534,392 (2012 - $2,073,965) owed to a director and companies controlled by a director, and $12,889 (2012 - $18,815) owed to a company controlled by an officer. The amounts owed are unsecured, non-interest bearing and due on demand.

	d)	Interest expensed by the Company relating to notes payable due to a company with a common director amounted to $Nil (2012 - $Nil; 2011 - $27,945) for the year ended December 31, 2013.

6.	STOCK OPTIONS

The Company adopted a Stock Option Plan under which the Company can grant up to 6,620,230 shares of its common stock to the officers, directors, employees and consultants.

On January 28, 2011, the Company granted 2,400,000 stock options to directors, officers, and employees exercisable at $0.20 per share to December 29, 2015. The options vest 50% on the date of grant, 25% on the first anniversary and 25% on the second anniversary. During the year ended December 31, 2013, the Company recorded stock-based compensation of $3,972 (2012 - $40,146; 2011 - $185,113) as consulting expense related to these options.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Stated in U.S. Dollars)

6.	STOCK OPTIONS (Continued)

On May 1, 2011, the Company granted 300,000 stock options to a consultant exercisable at $0.20 per share to December 29, 2015. The options vest 50% on the date of grant, 25% on the first anniversary and 25% on the second anniversary. During the year ended December 31, 2013, the Company recorded stock-based compensation of $2,686 (2012 - $29,993; 2011 - $21,832) as consulting expense related to these options.

On July 1, 2011, the Company granted 60,000 stock options to an employee exercisable at $0.60 per share. 50% of the options vest on the date of grant and expire on July 30, 2013. Another 25% vest on the first anniversary and expire on July 30, 2014. The last 25% vest on the second anniversary and expire on July 30, 2015. During the year ended December 31, 2013, the Company recorded stock-based compensation of $163 (2012 - $963; 2011 - $682) as consulting expense related to these options.

On November 1, 2011, the Company granted 360,000 stock options to an employee exercisable at $0.60 per share. 50% of the options vest on the date of grant and expire on July 30, 2013. Another 25% vest on the first anniversary and expire on July 30, 2014. The last 25% vest on the second anniversary and expire on July 30, 2015. During the year ended December 31, 2013, the Company recorded stock-based compensation of $2,562 (2012 - $9,736; 2011 - $682) as consulting expense related to these options.

On March 1, 2012, the Company granted 300,000 stock options to a consultant exercisable at $0.60 per share. 50% of the options vest on the date of grant and expire on February 28, 2013. Another 25% vest on the first anniversary and expire on February 28, 2014. The last 25% vest on the second anniversary and expire on February 28, 2015. During the year ended December 31, 2013, the Company recorded stock-based compensation of $69 (2012 - $340) as consulting expense related to these options.

The fair values of stock options granted were estimated at the date of grant using the Black-Scholes option- pricing model and the weighted average grant date fair value of stock options granted during the year ended December 31, 2012 was $0.001 (2011 - $0.10). During the year ended December 31, 2013, the Company recorded stock-based compensation of $9,452 (2012 - $81,178; 2011 - $195,399) as consulting expense related to the vesting of stock options.

The fair value assumptions used were as follows:

	2013	2012	2011
Expected dividend yield	−	0%	0%
Risk-free interest rate	−	0.43%	1.92%
Expected volatility	−	54%	66%
Expected option life (in years)	−	1.00	4.54 -5.00

The following table summarizes the continuity of the Company’s stock options:

			Weighted-
		Weighted	Average
		Average	Remaining		Aggregate
	Number of	Exercise	Contractual		Intrinsic
	Options	Price	Term (years)		Value
Outstanding, December 31, 2011	2,720,000	$0.26	4.98	$	−
Granted	300,000	$0.60
Expired	(200,000)	$0.20
Outstanding, December 31, 2012	2,820,000	$0.30	2.56	$	−
Expired	(360,000)	$0.60
Outstanding, December 31, 2013	2,460,000	$0.26	1.86	$	−
Exercisable, December 31, 2013	2,385,000	$0.25	1.88	$	−

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Stated in U.S. Dollars)

6.	STOCK OPTIONS (Continued)

A summary of the status of the Company’s non-vested options and changes are presented below:

		Weighted
		Average
	Number of	Grant Date
	Options	Fair Value

Non-vested at December 31, 2011	1,360,000	$0.10
Granted	300,000	$0.001
Expired	(50,000)	$0.11
Vested	(830,000)	$0.08
Non-vested at December 31, 2012	780,000	$0.08

Vested	(705,000)	$0.09
Non-vested at December 31, 2013	75,000	$0.001

As at December 31, 2013, there was $8 (2012 - $9,460) in total unrecognized compensation cost related to non-vested stock options.

As at December 31, 2013, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
75,000	$0.60	February 28, 2014*
15,000	$0.60	July 30, 2014
90,000	$0.60	November 30, 2014
75,000	$0.60	February 28, 2015
15,000	$0.60	July 30, 2015
90,000	$0.60	November 30, 2015
2,100,000	$0.20	December 29, 2015
2,460,000		* Subsequently expired

7.	REDEEMABLE PREFERRED STOCK

On November 15, 2011, the Company created one series of the 100,000,000 preferred shares it is authorized to issue, consisting of 25,000,000 shares, to be designated as Class A Preferred Shares. The principal terms of the Class A Preferred Shares are as follows:

Voting rights – The Class A Preferred Shares have voting rights (one vote per share) equal to those of the Company’s common stock.

Dividend rights – The Class A Preferred Shares carry a cumulative cash dividend of 10% per annum. The accrued dividends payable are classified as interest expense in the statements of operations.

Conversion rights – The holders of the Class A Preferred Shares have the right to convert the Class A Preferred Shares, from time to time, at the option of the holder, into one common share until July 31, 2015 at the following conversion prices:

	i)	$0.60 per Common Share if converted at any time up to and including July 31, 2012;

	ii)	$1.00 per Common Share if converted at any time between August 1, 2012 and July 31, 2013; and

	iii)	$1.50 per Common Share if converted at any time between August 1, 2013 and July 31, 2015.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Stated in U.S. Dollars)

7.	REDEEMABLE PREFERRED STOCK (Continued)

Redemption rights – At any time, the holders of the Class A Preferred Shares may elect to have the Company redeem the Class A Preferred Shares for an amount equal to $1.00 per share. At any time, the Company may redeem the Class A Preferred Shares for an amount equal to $1.00 per share.

The Company has classified the Class A Preferred Shares as liability because they are redeemable beyond the control of the issuer.

During the year ended December 31, 2011, the Company completed a private placement with a company owned by the Company's President and Chief Executive Officer, consisting of the issuance of 1,000,000 Class A Preferred Shares at a price of $1.00 per Class A Share for gross proceeds of $1,000,000, and converted the principal amount of a debenture and accrued interest thereon to the related party, into an aggregate of 1,027,945 Class A Preferred Shares, at a conversion price of $1.00 per Class A Preferred Share. As at December 31, 2013, the holder of the Class A Preferred Shares had agreed to not exercise the retractable rights, to have the Company redeem the Class A Preferred Shares, for the next 2 years.

8.	COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, or other matters other than disclosed below. Management services provided are on a month-to-month basis.

a)

On October 15, 2013, the Company entered into a consulting agreement with a director of the Company whereby the Company will pay $12,000 per month for consulting services provided for a term of six months. The fees will be payable as to a minimum of $6,000 in cash payment and up to $6,000 in equity or debt of the Company.

b)

 The Company has entered into leases for the provision of facility space until January 31, 2014, and continued on a month-to-month basis. The Company’s future minimum lease payments for the premise leases are as follows:

Fiscal year ending December 31, 2014	$ 10,835 (CDN$11,525)

9.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The following table presents information about the Company’s financial instruments that have been measured at fair value as of December 31, 2013, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair values:

DECEMBER 31, 2013	FAIR
	VALUE		TOTAL
	INPUT	HELD-FOR-	CARRYING	FAIR
	LEVEL	TRADING	VALUE	VALUE
Financial assets
Cash	1	$ 241,327	$ 241,327	$ 241,327

DECEMBER 31, 2012	FAIR
	VALUE		TOTAL
	INPUT	HELD-FOR-	CARRYING	FAIR
	LEVEL	TRADING	VALUE	VALUE
Financial assets
Cash	1	$ 143,280	$ 143,280	$ 143,280

Due to the nature of cash, accounts payable and redeemable preferred stock, the fair value of these instruments approximated their carrying value.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Stated in U.S. Dollars)

10.	SEGMENTED INFORMATION

The Company’s business is considered as operating in one segment being the development of software and hardware for use in digital media kiosks.

11.	INCOME TAXES

The provision for income taxes differs from the result which would be obtained by applying the statutory income tax rate of 26% (2012 - 26%) to income before income taxes. The difference results from the following items:

	2013	2012	2011

Computed expected (benefit) income taxes	$(675,000)	$(782,000)	$(768,000)
Increase in valuation allowance	675,000	782,000	768,000
	$-	$-	$-

Significant components of the Company’s deferred income tax assets are as follows:

	2013	2012

Deferred income tax asset	$2,791,000	$2,116,000
Valuation allowance	(2,791,000)	(2,116,000)
	$-	$-

The Company has net operating losses of approximately $10,734,000 (2012 - $8,140,000), which if unutilized, will expire through to 2033. Future tax benefits, which may arise as a result of these losses, have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

The Company and its subsidiaries file income tax returns in Canada and China. These tax returns are subject to examination by local taxation authorities provided the tax years remain open to audit under the relevant statutes of limitations.